Yadkin Financial Corporation

3600 Glenwood Avenue, Suite 300

Raleigh, North Carolina 27612

VIA EDGAR

January 11, 2016

Christian Windsor, Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:   Yadkin Financial Corporation

Registration Statement on Form S-4

File No. 333-208064

Dear Mr. Windsor:

The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-4 (File No. 333-208064) filed with the Securities and Exchange Commission (the “Commission”) on November 17, 2015, as amended on December 16, 2015 and January 11, 2016 (the “Registration Statement”) of Yadkin Financial Corporation (the “Company”) be declared effective at 4:00 p.m., New York City time, on January 12, 2016, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges that:

•	should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Thomas C. Griffin, III of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2191 or by email at tom.griffin@skadden.com with any questions you may have concerning this request. In addition, please notify Mr. Griffin when this request for acceleration has been granted.

Very truly yours,

Yadkin financial Corporation

By:   /s/ Scott M. Custer

Name: Scott M. Custer

Title: President and Chief Executive Officer

cc:   Sven G. Mickisch (Skadden, Arps, Slate, Meagher & Flom LLP)

Thomas C. Griffin, III (Skadden, Arps, Slate, Meagher & Flom LLP)

David Lin (Securities and Exchange Commission)

Amit Pande (Securities and Exchange Commission)

Michael Volley (Securities and Exchange Commission)

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